Filed Pursuant to Rule 424(b)(3)
Registration No. 333-154831

AMERICAN CHURCH MORTGAGE COMPANY

SUPPLEMENT NO. 1 DATED FEBRUARY 2, 2010
TO THE PROSPECTUS DATED JANUARY 7, 2010

This document supplements, and should be read in conjunction with, our prospectus dated January 7, 2010 relating to our offering of $20,000,000 worth of Series C Secured Investor Certificates.  Unless otherwise defined in this Supplement No. 1, capitalized terms used have the same meanings as set forth in the prospectus.  The purpose of this Supplement No. 1 is to disclose information regarding the Company’s recently authorized stock repurchase program.

Stock Repurchase Program
The following information should be read in conjunction with the discussion contained in the “General” subsection of the “Plan of Distribution” section beginning on page 70 of the prospectus:

Our Board of Directors has approved a stock repurchase program (the “Program”) which permits, subject to the terms and conditions described below, shareholders of the Company to submit shares of our common stock in exchange for the Series C Secured Investor Certificates.

The Program offers to shareholders an exchange of one $1,000 principal amount Series C Secured Investor Certificate for each 200 shares submitted (a $5.00 per share conversion ratio).  In order to participate, shareholders are required to submit all shares that they own, directly or indirectly, to us; odd-lots above each 200 shares submitted will be exchanged for $5.00 cash for each odd-lot share or portion thereof.  To qualify for participation, a shareholder must submit a minimum of 200 shares; shareholders owning fewer shares are not eligible to participate.  The Program will be administered on a first-come, first-served basis.  The prospectus, including any amendments and/or supplements thereto, will be provided to shareholders interested in participating (and to any shareholder upon request).  Shareholders will be permitted to withdraw from the Program at any time before their shares have been redeemed.  The Program will be offered on an ongoing basis, but, unless increased or decreased in the discretion of the Board, the Program is limited to 500,000 shares ($2.5 million worth of certificates).  The Board is permitted to terminate the program at any time on 10 days’ prior notice to shareholders.  All other modifications to the terms and conditions of the Program are subject to Board discretion, which modification(s) will affect only those shares subsequently offered for exchange.